UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 16)

CROWN MEDIA HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

228411 10 4

(CUSIP Number)

Brian Gardner, Esq.
Executive Vice President and General Counsel
Hallmark Cards, Incorporated
Department 339
2501 McGee
Kansas City, Missouri 64108
(816) 274-5583

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.
☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hallmark Cards, Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only			☐
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization Missouri
	Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
		8.	Shared Voting Power 324,885,516 shares of Class A Common Stock
		9.	Sole Dispositive Power -0-
		10.	Shared Dispositive Power 324,885,516 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 324,885,516 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11) 90.3%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H.A., LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only			☐
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization Delaware
	Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
		8.	Shared Voting Power 284,885,516 shares of Class A Common Stock
		9.	Sole Dispositive Power -0-
		10.	Shared Dispositive Power 284,885,516 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 284,885,516 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11) 79.2%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HMK Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only			☐
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization Delaware
	Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
		8.	Shared Voting Power 284,885,516 shares of Class A Common Stock
		9.	Sole Dispositive Power -0-
		10.	Shared Dispositive Power 284,885,516 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 284,885,516 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11) 79.2%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H C Crown, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only			☐
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization Delaware
	Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
		8.	Shared Voting Power 284,885,516 shares of Class A Common Stock
		9.	Sole Dispositive Power -0-
		10.	Shared Dispositive Power 284,885,516 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 284,885,516 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11) 79.2%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hallmark Cards GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only			☐
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization Germany
	Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
		8.	Shared Voting Power 40,000,000 shares of Class A Common Stock
		9.	Sole Dispositive Power -0-
		10.	Shared Dispositive Power 40,000,000 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Blue Holding Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only			☐
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization Missouri
	Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
		8.	Shared Voting Power 40,000,000 shares of Class A Common Stock
		9.	Sole Dispositive Power -0-
		10.	Shared Dispositive Power 40,000,000 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%
14.	Type of Reporting Person (See Instructions) CO

This Schedule 13D/A Amendment No. 16 (this “Amendment”) amends and supplements the Schedule 13D filed previously by Hallmark Cards, Incorporated, H.A., LLC (formerly H.A., Inc.), HMK Holdings, Inc., H C Crown, LLC (formerly H C Crown Corp.), Hallmark Cards GmbH, and Blue Holding Company, jointly with respect to the securities of the Issuer (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

In connection with the expiration on December 31, 2013 of the standstill restrictions binding on certain of the Reporting Persons pursuant to the terms of the Stockholders Agreement, the Reporting Persons are evaluating their investment in the Issuer. In doing so, the Reporting Persons may consider all alternatives available to them, including: maintaining their investment in the Issuer; purchasing additional shares of the Issuer’s common stock (the “Common Stock”), either on the market or in privately negotiated transactions; engaging in a short-form merger to eliminate the minority stockholders in the Issuer or proposing another form of “going private” transaction; proposing that the Issuer’s Board of Directors consider implementing a stock repurchase program; proposing that the Issuer’s Board of Directors consider delisting the Issuer’s Common Stock from the Nasdaq Global Market and terminating the Issuer’s registration under the Securities and Exchange Act of 1934, as amended; disposing, subject to the continuing limitations in the Stockholders Agreement, all or a portion of their investment in the Issuer in a privately negotiated transaction or series of transactions; and exercising their rights under the Stockholders Agreement. In addition, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and any proposals received from third parties with respect to the Issuer. The Reporting Persons may discuss such matters with management or directors of the Issuer, existing or potential strategic partners, persons who express an interest in acquiring all or a portion of the Issuer’s equity interests or in engaging in a strategic transaction with the Reporting Persons regarding the Issuer, sources of credit and other investors. In evaluating their investments in the Issuer, the Reporting Persons will also consider alternative investment opportunities available to them, the Reporting Persons’ liquidity requirements and other investment considerations.

The factors described in the preceding paragraph may materially affect, and result in, the Reporting Persons’: (1) modifying or disposing of all or a portion of their investment in the Issuer, (2) exchanging information with others regarding the Issuer pursuant to appropriate confidentiality or similar agreements, (3) proposing changes in the Issuer’s operations, governance or capitalization, or (4) proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or dispose of all or a portion of their investment in the Issuer or acquire additional Common Stock in privately negotiated transactions or in the open market. The Reporting Persons are entitled to designate members of the Issuer’s board of directors, and the Reporting Persons may from time to time replace certain of such designees with other designees. The Reporting Persons may at any time reconsider and change their plans or proposals relating to any of the foregoing.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2013	HALLMARK CARDS, INCORPORATED

	By:	/s/Timothy Griffith
Name: Timothy Griffith
Title: Executive Vice President-Chief Financial Officer

H.A., LLC

	By:	/s/ Brian E. Gardner
Name: Brian E. Gardner
Title: Vice President

HMK HOLDINGS, INC.

	By:	/s/ Brian E. Gardner
Name: Brian E. Gardner
Title: Vice President

H C CROWN, LLC

	By:	/s/ Dwight C. Arn
Name: Dwight C. Arn
Title: Vice President

BLUE HOLDING COMPANY

	By:	/s/ Dwight C. Arn
Name: Dwight C. Arn
Title: Vice President

HALLMARK CARDS GMBH

	By:	/s/ Timothy Griffith
Name: Timothy Griffith
Title: Managing Director

SCHEDULE I

The name and present principal occupation of each of the directors and executive officers of Hallmark Cards, Incorporated; H.A., LLC; HMK Holdings, Inc.; and H C Crown, LLC are set forth below. The business address for each of the directors and executive officers of Hallmark Cards, Incorporated is c/o Hallmark Cards, Incorporated, 2501 McGee, Kansas City, Missouri 64108. The business address for each of the executive officers of H.A., LLC is c/o H.A., LLC, 103 Foulk Road, Suite 214, Wilmington, Delaware 19803. The business address for each of the directors and executive officers of HMK Holdings, Inc. is c/o HMK Holdings, Inc., 2501 McGee, Kansas City, Missouri 64108. The business address for each of the executive officers of H C Crown, LLC is c/o H C Crown, LLC, 103 Foulk Road, Suite 214, Wilmington, Delaware 19803. The business address for each of the directors and executive officers of Blue Holding Company is 2501 McGee, Kansas City, Missouri 64108. The business address for the managing directors of Hallmark Cards GmbH is 2501 McGee, Kansas City, Missouri 64108. All the directors and executive officers listed on this Schedule I are United States citizens except for Pat Gardiner, a managing director of Hallmark Cards GmbH, who is a British citizen.

HALLMARK CARDS, INCORPORATED

NAME	TITLE AND OCCUPATION

Nancye L. Green	Director; President of Donovan/Green, Inc.
Frederick B. Hegi, Jr.	Director; Founding Partner, Wingate Partners
Timothy B. Smucker	Director; Chairman and Co-Chief Executive Officer of The J.M. Smucker Company
Donald J. Hall	Chairman of the Board of Hallmark Cards, Incorporated
Donald J. Hall, Jr.	Director; Vice Chairman, President and Chief Executive Officer of Hallmark Cards, Incorporated
David E. Hall	Director; President-Hallmark North America
Jack Moore	President-Hallmark Gold Crown of Hallmark Cards, Incorporated
Timothy Griffith	Executive Vice President-Chief Financial Officer of Hallmark Cards, Incorporated
Brian E. Gardner	Executive Vice President-General Counsel of Hallmark Cards, Incorporated
William P. Lucas	Executive Vice President-Real Estate of Hallmark Cards, Incorporated
Dean Erlandson	Senior Vice President-Mass Customers of Hallmark Cards, Incorporated
William Guibor	Senior Vice President-Chief Operating Officer-Hallmark Retail of Hallmark Cards, Incorporated
Steve Hawn	Senior Vice President-North America Strategic Planning and Finance of Hallmark Cards, Incorporated
Steve Doyal	Senior Vice President-Public Affairs and Communications of Hallmark Cards, Incorporated
Lisa Macpherson	Senior Vice President-Marketing of Hallmark Cards, Incorporated
Ellen Junger	Senior Vice President-Consumer Solutions of Hallmark Cards, Incorporated
Robert C. Bloss	Senior Vice President-Human Resources of Hallmark Cards, Incorporated
Michael W. Goodwin	Senior Vice President-Information Technology of Hallmark Cards, Incorporated
Leroy Burney	Senior Vice President-Supply Chain and Business Enablement of Hallmark Cards, Incorporated
Daniel S. Krouse	Vice President-Logistics and Indirect Procurement of Hallmark Cards, Incorporated

H.A., LLC

NAME	TITLE AND OCCUPATION

Susan Glass	President
Steve Collins	Vice President
Nancy Hecker	Vice President, Treasurer
Brian E. Gardner	Vice President
Dwight C. Arn	Vice President
Jeff McMillen	Vice President/Investment Officer

HMK HOLDINGS, INC.

NAME	TITLE AND OCCUPATION

Susan Glass	Director and President
Steve Collin	Director and Vice President
Nancy Hecker	Director and Vice President, Treasurer
Mary Stawikey	Director and Vice President
Karen Severino	Director and Vice President, Loan Officer
Jeff McMillen	Vice President, Investment Officer
Brian E. Gardner	Vice President
Dwight C. Arn	Vice President

H C CROWN, LLC

NAME	TITLE AND OCCUPATION

Susan Glass	President
Steve Collin	Vice President
Nancy Hecker	Vice President, Treasurer
Mary Stawikey	Vice President
Karen Severino	Vice President, Loan Officer
Jeff McMillen	Vice President, Investment Officer
Brian E. Gardner	Vice President
Dwight C. Arn	Vice President

BLUE HOLDING COMPANY

NAME	TITLE AND OCCUPATION

Brian E. Gardner	President
Dwight C. Arn	Director and Vice President
Karen I. Bisset	Vice President

HALLMARK CARDS GmbH

NAME	TITLE AND OCCUPATION

Pat Gardiner	Managing Director
Timothy Griffith	Managing Director

SCHEDULE II

To the knowledge of the Reporting Persons, listed below are the names of the executive officers and directors who beneficially own Common Stock, along with the number of shares each such person beneficially owns. To the knowledge of the Reporting Persons, the persons listed below are the only persons on Schedule I who beneficially own Common Stock. To the knowledge of the Reporting Persons except as noted below, (a) each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those shares of Common Stock beneficially owned by such person and (b) each person beneficially owns shares of Common Stock representing less than 1% of the Class A Common Stock outstanding.

Class A
Name	Common Stock

Steve Doyal	1,500
David E. Hall (1)	324,888,016
Donald J. Hall, Jr. (1)	324,888,016

(1) Donald J. Hall, Jr. and David E. Hall each may be deemed to be a beneficial owner of the shares beneficially owned by Hallmark Cards, Incorporated because each is a co-trustee of a voting trust which controls all of the voting securities of Hallmark Cards, Incorporated and each is a director and an officer of Hallmark Cards, Incorporated. Each disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.